May 21, 2026

Jean-Marie Mognetti
Chief Executive Officer
CoinShares PLC
2 Hill Street
St. Helier, JE2 4UA
Jersey

        Re: CoinShares PLC
            Registration Statement on Form F-1
            Filed May 15, 2026
            File No. 333-295946
Dear Jean-Marie Mognetti:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Komul Chaudhry at 202-551-4746 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets